UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB NUMBER: 3235-0080 Expires: February 28, 2009 Estimated average burden Hours per response………..1.00
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-121321

Green Plains Renewable Energy, Inc. (American Stock Exchange)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

9420 Underwood Ave., Suite 100

Omaha, Nebraska 68114

(402) 884-8700

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $.001

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐

17CFR240.12d2-2(a)(1)

☐

17CFR240.12d2-2(a)(2)

☐

17CFR240.12d2-2(a)(3)

☐

17CFR240.12d2-2(a)(4)

☐

Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☑

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Green Plains Renewable Energy, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 17, 2008

By /s/ Wayne B. Hoovestol

Chief Executive Officer

Date

      Wayne B. Hoovestol

This voluntary delisting is a result of Green Plains Renewable Energy, Inc.’s (“GPRE”) listing on the NASDAQ Global Market, and shall have no effect on GPRE’s listing with NASDAQ.

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1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.

SEC 1654(03-06)

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